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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 12b - 25

                          NOTIFICATION OF LATE FILING

(Check One):  [ ] 10-K  [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q   [ ] N-SAR

                      For Period Ended: September 30, 2001
                                ----------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
            For the Transition Period Ended: ______________________
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                              Please Print or Type
NOTHING  IN THIS  FORM  SHALL BE  CONSTRUED  TO IMPLY  THAT THE  COMMISSION  HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:
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                        Part I -- REGISTRANT INFORMATION

                               AMF Bowling, Inc.
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                            Full Name of Registrant

                                      N/A
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                           Former Name if Applicable

                                 8100 AMF Drive
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           Address of Principal Executive Officer (Street and Number)

                           Mechanicsville, VA  23111
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                            City, State and Zip Code
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                      Part II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
 |      (a)  The reasons  described in  reasonable  detail in Part III of this
 |           form  could  not be  eliminated  without  unreasonable  effort or
 |           expense;
 |      (b)  The subject annual report,  semi-annual report, transition report
 |           on Form 10-K, Form 20-F,  11-K, Form N- SAR, or portion  thereof,
[X]|         will be filed on or before the  fifteenth  calendar day following
 |           the  prescribed  due date;  or the  subject  quarterly  report of
 |           transition  report on Form 10-Q, or portion thereof will be filed
 |           on or before the fifth  calendar day following the prescribed due
 |           date; and
 |      (c)  The  accountant's  statement  or other  exhibit  required by Rule
 |           12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     As previously disclosed, AMF Bowling Worldwide, Inc., a Delaware corporation and second-tier subsidiary of AMF Bowling, Inc. (the "Registrant"), and certain of its subsidiaries and its immediate parent (collectively, the "Company"), filed voluntary petitions for reorganization under Chapter 11, Title 11 of the United States Code (the "Bankruptcy Code") on July 2, 2001 with the United States Bankruptcy Court for the Eastern District of Virginia in Richmond, Virginia (the "Bankruptcy Court"). The Company is in possession of its assets, and manages and operates its businesses as debtor-in possession under the Bankruptcy Code. In addition, the Registrant filed a voluntary petition for reorganization under the Bankruptcy Code on July 30, 2001 with the Bankruptcy Court.

     Since the petitions were filed on July 2, 2001 and July 30, 2001, the accounting and financial staff which serves both the Company and the Registrant have been required to dedicate substantial amounts of time to the reorganization process and related tasks. These tasks have included preparing the necessary court filings and a disclosure statement and plan of reorganization preparing and filing monthly operating reports for the Company with the U.S. Trustee and responding to various requests for information from interested parties in the bankruptcy case such as pre-petition and post-petition secured lenders and the Official Committee of Unsecured Creditors. Since the commencement of the Registrant's proceeding in the Bankruptcy Court, the accounting and financial staff performed similar tasks on behalf of the Registrant. As a result of the continuing additional burdens on the accounting and financial staff, the Registrant is unable to timely file the Registrant's quarterly Report on Form 10-Q for the quarter ended September 30, 2001 without unreasonable effort or expense.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Christopher F. Caesar                           804-730-4400
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      (Name)                         (Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                            [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that the results of operations for the quarter ended September 30, 2001 will show a significant decline in its Bowling Products business from the corresponding quarter for the last fiscal year. The Registrant is unable to make a reasonable estimate of the results at this time because it is completing its analysis of the appropriate charges to be reflected in its results of operations for the quarter ended September 30, 2001 as a result of filing for bankruptcy protection and related matters.

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                               AMF Bowling, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 14, 2001                By:  /s/ Christopher F. Caesar
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                                             Christopher F. Caesar
                                             Senior Vice President and
                                             Chief Financial Officer